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                                                                    Exhibit 99.1

                                  RISK FACTORS

                   Risks Relating to Our Business and Industry

A downturn in the markets we serve would likely negatively affect our net sales.

     The communications, computing, data storage, industrial and medical equipment markets of the electronics manufacturing services industry are characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. In addition, these markets are generally subject to rapid technological change and product obsolescence. Recently, a number of original equipment manufacturers in the markets we serve have publicly announced that they have experienced a reduction in demand for their products. As a result of these market conditions, there is uncertainty in the demand for our services, which could rapidly and significantly fluctuate. A recession or any other event leading to excess capacity or a continued or increased downturn in the markets we serve would likely negatively affect our net sales. If any of these factors or other factors reduce demand for specific products or components that we design or manufacture for our customers, our net sales would likely be negatively affected. Furthermore, these industries are subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods.

We depend on a small number of customers for a significant portion of our net sales and the loss of any of our major customers would harm us.

     We depend on a relatively small number of customers for a significant portion of our net sales. Our three largest customers in fiscal 2001 were IBM, Motorola and Efficient Networks, which represented approximately 23%, 16% and 11% of our total net sales. In addition, our ten largest customers in fiscal 2001 accounted for approximately 70% of our net sales. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our net sales. Because our major customers represent such a large part of our business, the loss of any of our major customers could negatively impact our business.

     Our major customers may not continue to purchase products and services from us at current levels or at all. In the past, we have lost customers due to the acquisition of our customers, product discontinuation and customers' shifting production of products to internal facilities. We may lose customers in the future for similar reasons. We may not be able to expand our customer base to make up any sales shortfalls if we lose a major customer. Our attempts to diversify our customer base and reduce our reliance on particular customers may not be successful.

Our business is not typified by long-term contracts, and cancellations, reductions or delays in customer orders would adversely affect our profitability.

     We do not typically obtain firm long-term purchase orders or commitments from our customers. We work closely with our customers to develop forecasts for future orders, but these forecasts are not binding. Customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders from our largest customers could cause our net sales to decline significantly and could result in us holding excess inventories of components and materials. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can decrease our gross margins and adversely affect our business, financial condition and results of operations.

Shortages or price fluctuations in component parts specified by our customers could delay product shipments and adversely affect our profitability.

     Many of the products we manufacture require one or more components that we order from sole-source suppliers. Supply shortages for a particular component can delay production of all products using that component or cause cost increases in the services we provide. In the past, some of the materials we use, such as capacitors and memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers have been forced to allocate available quantities among their customers and we have not been able to obtain all of the materials desired. Our inability to obtain these needed materials could slow production or assembly, delay shipments to our customers, increase costs and reduce


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operating income. In certain circumstances, we may bear the risk of periodic component price increases. Accordingly, some component price increases could increase costs and reduce our operating income.

     In addition, if we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which adversely affect our business, financial condition and results of operations. We are required to forecast our future inventory needs based upon the anticipated demand of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials. A shortage of materials could lengthen production schedules and increase costs. An excess of materials may increase the costs of maintaining inventory and may increase the risk of inventory obsolescence, both of which may increase expenses and decrease our profit margins and operating income.

We have experienced significant growth in a short period of time and we may have trouble managing our expansion and integrating acquired businesses.

     We have grown rapidly in recent years due to acquisitions and internal growth. Since 1994, we have completed four acquisitions and began operations at eight new facilities. As a result, we have a limited history of owning and operating our acquired businesses on a consolidated basis. We cannot assure you that we will be able to meet performance expectations or successfully integrate our acquired businesses on a timely basis without disrupting the quality and reliability of service to our customers or diverting management resources. Our rapid growth has placed and will continue to place a significant strain on our management, financial resources and on our information, operations and financial systems. If we are unable to manage our growth effectively, it may have an adverse effect on our business, financial condition and results of operations. We cannot assure you that we will manage our growth effectively, and we expect that our annual growth rate of net sales will decrease in the future due to our increased size.

     We expect to continue to expand our operations through acquisitions and opening new facilities. These activities involve numerous risks, including:

     o Difficulty in integrating operations, technologies, systems, and products and services of these acquired companies;

     o    Diversion of management's attention;

     o    A disruption of operations;

     o    Increases in expenses and working capital requirements;

     o Failure to enter markets effectively in which we have limited or no prior experience and where competitors in such markets have stronger market positions; and

     o    Potential loss of key employees and customers of acquired companies.

     In addition, acquisitions may involve financial risks, such as:

     o    Potential liabilities of the acquired businesses;

     o    Dilutive effect of the issuance of additional equity securities;

     o    Incurrence of additional debt;

     o    Financial impact of transaction expenses; and

     o Amortization of goodwill and other intangible assets involved in any transactions that are accounted for using the purchase method of accounting, and possible adverse tax and accounting effects.


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Increased competition may result in decreased demand or prices for our services.

     The electronics manufacturing services industry is highly competitive and characterized by low margins. We compete against numerous U.S. and foreign service providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the electronics manufacturing services industry results in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

     o    Respond more quickly to new or emerging technologies;

     o Have greater name recognition, critical mass and geographic and market presence;

     o    Be better able to take advantage of acquisition opportunities;

     o    Adapt more quickly to changes in customer requirements; and

     o Devote greater resources to the development, promotion and sale of their services.

     We also may be operating at a cost disadvantage as compared to competitors who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. Increased competition from existing or potential competitors could result in price reductions, reduced margins or loss of market share.

We anticipate that our net sales and operating results will fluctuate which could affect the price of our common stock.

     Our net sales and operating results have fluctuated and may continue to fluctuate significantly from quarter to quarter. A substantial portion of our net sales in any given quarter may depend on obtaining and fulfilling orders for assemblies to be manufactured and shipped in the same quarter in which those orders are received. Further, a significant portion of our net sales in a given quarter may depend on assemblies configured, completed, packaged and shipped in the final weeks of such quarter. Our operating results may fluctuate in the future as a result of many factors, including:

     o    Variations in customer orders relative to our manufacturing capacity;

     o    Variations in the timing of shipment of products to customers;

     o Our ability to recognize revenue with respect to products held for customers;

     o    Introduction and market acceptance of our customers' new products;

     o Changes in competitive and economic conditions generally or in our customers' markets;

     o Effectiveness of our manufacturing processes, including controlling costs;

     o    Changes in cost and availability of components or skilled labor; and

     o The timing and price we pay for acquisitions and related acquisition costs.

     Our operating expenses are based on anticipated revenue levels and a high percentage of our operating expenses are relatively fixed in the short term. As a result, any unanticipated shortfall in revenue in a quarter would likely adversely affect our operating results for that quarter. Also, changes in our product assembly mix may cause our margins to fluctuate which could negatively impact our results of operations for that period. Results in any period should not be considered indicative of the results to be expected in any future period. It is possible that in one or more future periods our results of operations will fail to meet the expectations of securities analysts or investors, and the price of our common stock could decline significantly.


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Our predictions of future operating results may not be achieved.

     From time to time in earnings releases and otherwise, we may publish forecasts or other forward-looking statements, or comment on the estimates of financial analysts, regarding our future results, including estimated revenues or net earnings. Any forecast of, or comment on, our future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and as a matter of course, any number of them may prove to be incorrect. Further, the achievement of any forecast depends on numerous risks and other factors (including those described in this discussion), many of which are beyond our control. As a result, we cannot assure you that our performance will be consistent with any management forecasts or comments or that the variation from such forecasts or comments will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, but instead are encouraged to utilize our entire publicly available mix of historical and forward-looking information, as well as other available information affecting us and our services, when evaluating our prospective results of operations.

If we are unable to respond to rapidly changing technologies and process developments, we may not be able to compete effectively.

     The market for our products and services is characterized by rapidly changing technologies and continuing process developments. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our core technologies could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. We cannot assure you that we will effectively respond to the technological requirements of the changing market. If we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies may require us to make significant capital investments. We cannot assure you that we will be able to obtain capital for these purposes in the future or that investments in new technologies will result in commercially viable technological processes. The loss of revenue and earnings to us from these changing technologies and process developments could adversely affect us.

If we are unable to obtain additional financing, we may not be able to support our future growth.

     We expect to continue to make substantial capital expenditures to expand our operations and remain competitive in the rapidly changing electronics manufacturing services industry. Our future success depends on our ability to obtain additional financing and capital to support our future growth, if any. We may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to your ownership interest. In addition, any additional capital may have terms and conditions that adversely affect our business, such as financial or operating covenants.

Operating in foreign countries exposes us to increased risks which could adversely affect our results of operations.

     We currently have foreign operations in Brazil, China, Ireland, Japan, Mexico, the Netherlands, Singapore and Thailand. We may in the future expand into other international regions. We have limited experience in managing geographically dispersed operations and in operating in foreign countries. We also purchase a significant number of components manufactured in foreign countries. Because of the scope of our international operations, we are subject to the following risks which could adversely impact our results of operations:

     o    Economic or political instability;

     o    Transportation delays and interruptions;

     o    Foreign currency exchange rate fluctuations;

     o    Increased employee turnover and labor unrest;

     o    Longer payment cycles;

     o    Greater difficulty in collecting accounts receivable;

     o    Incompatibility of systems and equipment used in foreign operations;


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     o    Difficulties in staffing and managing foreign personnel and diverse cultures; and

     o    Less developed infrastructures.

     In addition, changes in policies by the United States or foreign governments could negatively affect our operating results due to increased duties, increased regulatory requirements, higher taxation, currency conversion limitations, restrictions on the transfer of funds, the imposition of or increase in tariffs and limitations on imports or exports. Also, we could be negatively affected if our host countries revise their policies away from encouraging foreign investment or foreign trade, including tax holidays.

Our acquisition strategy may not succeed.

     As part of our business strategy, we expect to continue to grow by pursuing acquisitions of other companies, assets or product lines that complement or expand our existing business. Competition for attractive companies in our industry is substantial. We cannot assure you that we will be able to identify suitable acquisition candidates or finance and complete transactions that we select. If we acquire a company, we may have difficulty integrating its personnel and operations into our operations. In addition, its key personnel may decide not to work for us. We may also have difficulty in integrating acquired businesses, products, services and technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. We may also incorrectly judge the value or worth of an acquired company or business. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities could be dilutive to our shareholders. Failure to execute our acquisition strategy may adversely affect our business, financial condition and results of operations.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

     We rely on our proprietary technology, and we expect that future technological advances made by us will be critical to remain competitive. Therefore, we believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely on a combination of patent, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite these protections, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. We cannot be certain that patents we have or that may be issued as a result of our pending patent applications will protect or benefit us or give us adequate protection from competing technologies. We also cannot be certain that others will not develop our unpatented proprietary technology or effective competing technologies on their own. We believe that our proprietary technology does not infringe on the proprietary rights of others. However, if others assert valid infringement claims against us with respect to our past, current or future designs or processes, we could be required to enter into expensive royalty arrangements, develop non-infringing technologies or engage in costly litigation, which could negatively affect our business, financial condition and results of operations.

Our inability to expand our Web-based supply chain management system could negatively impact our future competitiveness.

     Our future success depends in part on our ability to rapidly respond to changing customer needs by scaling operations to meet customers' requirements, shift capacity in response to product demand fluctuations, procure materials at advantageous prices, manage inventory and effectively distribute products to our customers. In order to continue to meet these customer requirements, we have developed a Web-based supply chain management system that enables us to collaborate with our customers on product content and to process engineering changes. We are currently implementing an enhanced version of our existing system, which will include real-time communications between our customers across all of our facilities. Our inability to expand this Web-based system, or delays or defects in such expansion could negatively impact our ability to manage our supply chain in an efficient and timely manner to meet customer demands, which could adversely affect our competitive position and negatively affect our ability to be competitive in the electronics manufacturing services industry.


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Our business could suffer if we lose the services of, or fail to attract, key personnel.

     Our future success largely depends on the skills and efforts of our executive management and our engineering, manufacturing and sales employees. We do not have employment contracts or non-competition agreements with any of our executive management or other key employees. The loss of services of any of our executives or other key personnel could negatively affect our business. Our continued growth will also require us to attract, motivate, train and retain additional skilled and experienced managerial, engineering, manufacturing and sales personnel. We face intense competition for such personnel. We may not be able to attract, motivate and retain personnel with the skills and experience needed to successfully manage our business and operations.

We are subject to a variety of environmental laws which expose us to potential financial liability.

     Our operations are regulated under a number of federal, state, provincial, local and foreign environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws is a significant consideration for us because we use metals and other hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused the release. In addition, we, along with any other person who arranges for the disposal of our wastes, may be liable for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated, even if we fully comply with applicable environmental laws. In the event of contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such penalties or revocations could require us to cease or limit production at one or more of our facilities, thereby harming our business.


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